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                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

                                    ********

                   MIM AND CHRONIMED ANNOUNCE STRATEGIC MERGER

                  CREATES SPECIALTY PHARMACEUTICAL COMPANY WITH
                ROBUST NATIONAL AND LOCAL DISTRIBUTION PLATFORMS

                    COMBINED COMPANY TO BE NAMED BIOSCRIP(R)
          2005 GUIDANCE OF $1.2 BILLION REVENUES AND $35 MILLION EBITDA

      ELMSFORD, NY AND MINNETONKA, MN - AUGUST 9, 2004 - MIM Corporation (Nasdaq: MIMS) and Chronimed Inc. (Nasdaq: CHMD) today announced that their boards of directors have unanimously approved a strategic merger, and that the companies have signed a definitive merger agreement. The combined company, which will be named BioScrip Inc., will be one of the largest specialty pharmacies in the country. The combined company will have broad disease coverage, best in class therapy management, expansive national retail and mail distribution capabilities and a solid PBM platform. Based on financial results reported by each company for the twelve month periods ended June 30, and July 2, 2004, respectively, the two companies generated combined revenues of approximately $1.1 billion and pretax income of $20.9 million.

      Upon consummation of the merger, each Chronimed shareholder will receive
1.025 MIM shares for each Chronimed share held. MIM expects to issue approximately 13.5 million shares to Chronimed shareholders in the merger. Immediately following the merger, Chronimed shareholders would own approximately 37% of the new company and MIM shareholders will own approximately 63%. The transaction is structured as a tax-free reorganization for both companies and their respective shareholders. The closing of the merger is subject to approval of both companies' shareholders and is expected to occur in December 2004.

      After the merger, Richard H. Friedman, Chairman and Chief Executive Officer of MIM, will serve as Chairman of BioScrip and Henry F. Blissenbach, Chairman and Chief Executive Officer of Chronimed, will serve as Chief Executive Officer of BioScrip. The BioScrip board of directors will consist of nine directors, four of whom will be designated by each of the two companies, including Richard Friedman and Henry Blissenbach, and one new director to be named.
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      BENEFITS OF THE MERGER

      "MIM and Chronimed are a natural strategic fit," commented Mr. Friedman. "The combination of our businesses is compelling in today's healthcare landscape. Both companies have built successful franchises in the rapidly growing specialty pharmaceutical market. The merger enables us to combine our individual strengths in payor contracting, physician sales, manufacturer services, clinical management and fulfillment. We have created an excellent balance of community-based care with centralized, nationwide capabilities and access to individuals with chronic conditions through expanded local distribution, giving us a more competitive advantage. This merger will create a company with enhanced growth opportunities, a more diversified customer base, and stronger cash flow."

      BioScrip will be a premier provider of specialty pharmacy and pharmacy benefit management solutions, with the size and scope to create enhanced value for its shareholders. Specifically, on a 2004 pro forma basis, BioScrip will have:

            - $1.1 billion in total revenue, with over $700 million of specialty pharmacy revenues and nearly $400 million of PBM/mail service revenues, in a fast growing pharmacy marketplace

            - Combined forces and expertise in HIV, transplant, oncology, IVIG and other blood products, Hepatitis C, Arthritis, Multiple Sclerosis and other specialty injectable products

            - Significant cross-selling opportunities with a much larger and more efficient sales process due to expanded disease capabilities, StatScript community-based pharmacies, broader payor contract coverage and more expansive pharmaceutical manufacturer relationships

            - StatScript community-based pharmacies that provide a platform for geographic expansion of services for "high-touch" health conditions, including oncology and IVIG as well as state Medicaid access for the specialty mail business where in-state presence is required

            - The opportunity to realize significant operational cost saving synergies by combining like-kind functions and facilities with best-in-class business and governance processes.

            - Critical mass and tremendous experience in key disease, drug and supporting clinical categories and the ability to diversify risk across more diseases, payors and manufacturers

      "Our primary focus will remain on our customers and the delivery of superior pharmacy services," Mr. Blissenbach stated. "The opportunity to bring broader specialty pharmacy capabilities together with PBM services will provide our customers with a total pharmacy solution capability and add a growth engine for pharmacy distribution. Our combined infrastructure will provide BioScrip with scale efficiencies in sales and distribution that neither MIM nor Chronimed had alone. These scale efficiencies will be a key value driver for our shareholders. Through this merger, we expect to
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improve our market positioning with large payor organizations and enhance our overall cost structure in order to create maximum operating leverage within our operating model."

      The combined company will have the benefit of Mr. Blissenbach's more than 10 years of experience in the PBM sector at Diversified Pharmaceutical Services, Inc., previously a United Healthcare subsidiary.

      SUBSTANTIAL OPPORTUNITY FOR VALUE CREATION

      Based on financial results reported by each company for the twelve-month periods ended June 30 and July 2, 2004, respectively, the two companies generated combined revenues of $1.1 billion and pre-tax income of $20.9 million.

      After transaction and consolidation related costs, the merger is expected to yield cost savings synergies of approximately $10 million annually. These savings will result from more efficient operations, including the streamlining of distribution, support functions and sales related activities, as well as the elimination of duplicate corporate and administrative positions, programs and facilities. The companies expect to achieve this annual rate of synergies within the first year after closing. Both companies currently have unleveraged balance sheets, permitting financial flexibility.

      "With anticipated near-term cost reductions and operating efficiencies, the transaction should also be accretive to BioScrip's earnings in 2005," added Mr. Friedman. Preliminarily, the companies anticipate revenue for BioScrip of approximately $1.2 billion and EBITDA of $35 million in calendar 2005, before restructuring charges. BioScrip will provide more definitive guidance in the future as the merger progresses.

      BioScrip's headquarters will be in Elmsford, New York. BioScrip's shares will be traded on the Nasdaq National Market(R) under the ticker symbol BIOS, upon completion of the merger.

      MIM and Chronimed will host a joint conference call and webcast to discuss the merger later today at 4:30 PM ET. Interested parties may participate in the conference call by dialing 800-553-5275 (US), or 612-332-0636 (International), 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available from 8:00 PM ET on August 9, through 11:59 PM ET on August 16, by dialing 800-475-6701 (US), or 320-365-3844 (International), and entering access code 741904. A webcast of the conference call will also be available on MIM and Chronimed's websites at: www.mimcorporation.com and www.chronimed.com.

      MIM will report its second quarter 2004 earnings later this morning and host a conference call to discuss earnings today at 6:00 PM ET.

      Chronimed will report its fourth quarter and fiscal 2004 earnings later today and host a conference call to discuss earnings on Tuesday, August 10, at 11:00 AM ET.

ABOUT MIM

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. MIM excels by harnessing its clinical expertise, sophisticated data management and therapeutic fulfillment
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capability, and combines it with its dedicated, responsive team of professionals that understands its partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

ABOUT CHRONIMED

Chronimed Inc. is a specialty pharmacy that distributes prescription drugs and provides specialized therapy management services for people with certain conditions, including HIV/AIDS, organ transplants, and diseases treated with biotech injectable medications. Chronimed works with patients, physicians and other health care providers, pharmaceutical manufacturers, health plans and insurers, and government agencies to improve clinical and economic outcomes. Chronimed's web site address is www.chronimed.com.

FORWARD LOOKING STATEMENTS

This press release may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the Securities and Exchange Commission ("SEC").

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This press release may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM AND SHAREHOLDERS OF CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM and shareholders of Chronimed. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from MIM Investor Relations at 100 Clearbrook Road, Elmsford, NY 10523, or from Chronimed Investor Relations at 10900 Red Circle Drive, Minnetonka, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.
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CONTACTS:

MIM:

James S. Lusk                                     Rachel Levine
Executive Vice President/Chief Financial Officer  Investor Relations
MIM Corporation                                   The Anne McBride Co.
914-460-1648                                      212-983-1702 x207
Email: jlusk@mimcorporation.com                   Email: rlevine@annemcbride.com

CHRONIMED:

Brad Schumacher
Investor Relations
Chronimed Inc.
952-979-3942
Email: bschumacher@chronimed.com